UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Reports a Passenger Traffic Increase in September 2025 of 0.9% Compared to 2024

GUADALAJARA, Mexico, Oct. 03, 2025 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for September 2025, compared with September 2024.

During this period, the total number of terminal passengers at GAP’s 12 Mexican airports increased by 1.0%, compared to September 2024. Puerto Vallarta and Guadalajara airports presented an increase in passenger traffic of 2.6% and 0.3%, respectively, while Los Cabos, Tijuana and Montego Bay airports decreased 4.8%, 0.6%, and 0.3%, respectively, compared to September 2024.

Domestic Terminal Passengers (in thousands):

Airport	Sep-24	Sep-25	% Change	Jan - Sep 24	Jan - Sep 25	% Change
Guadalajara	977.6	990.4	1.3%	8,779.7	9,295.2	5.9%
Tijuana*	660.8	675.4	2.2%	6,288.3	6,434.0	2.3%
Los Cabos	220.9	208.4	(5.7%)	2,119.7	2,170.7	2.4%
Puerto Vallarta	219.0	235.2	7.4%	2,121.6	2,354.6	11.0%
Montego Bay	0.0	0.0	N/A	0.0	0.0	N/A
Guanajuato	174.1	180.6	3.7%	1,545.3	1,668.3	8.0%
Hermosillo	163.7	164.3	0.4%	1,512.7	1,591.3	5.2%
Kingston	0.2	0.3	45.1%	2.4	1.0	(58.8%)
Morelia	51.2	61.1	19.4%	464.5	567.7	22.2%
La Paz	90.9	99.1	9.1%	879.9	955.9	8.6%
Mexicali	69.6	94.6	35.9%	765.1	929.2	21.4%
Aguascalientes	51.6	49.4	(4.3%)	467.0	483.2	3.5%
Los Mochis	44.4	53.7	20.9%	412.0	522.9	26.9%
Manzanillo	7.9	8.6	8.8%	94.4	97.6	3.4%
Total	2,731.9	2,821.1	3.3%	25,452.6	27,071.6	6.4%

International Terminal Passengers (in thousands):

Airport	Sep-24	Sep-25	% Change	Jan - Sep 24	Jan - Sep 25	% Change
Guadalajara	430.9	421.9	(2.1%)	4,353.1	4,396.2	1.0%
Tijuana*	288.9	268.7	(7.0%)	3,001.9	3,041.2	1.3%
Los Cabos	205.1	197.0	(4.0%)	3,489.0	3,500.5	0.3%
Puerto Vallarta	115.0	107.4	(6.6%)	2,970.5	2,819.9	(5.1%)
Montego Bay	286.6	285.6	(0.3%)	3,897.1	3,847.2	(1.3%)
Guanajuato	81.3	68.9	(15.3%)	773.6	782.1	1.1%
Hermosillo	5.9	6.0	0.6%	62.6	59.3	(5.3%)
Kingston	137.6	137.1	(0.4%)	1,324.9	1,409.6	6.4%
Morelia	48.7	55.8	14.6%	483.9	525.7	8.6%
La Paz	0.8	2.4	197.7%	8.7	25.5	193.1%
Mexicali	0.5	0.6	18.9%	5.6	5.5	(0.6%)
Aguascalientes	27.9	26.4	(5.3%)	242.1	245.7	1.5%
Los Mochis	0.6	0.6	(3.8%)	6.1	6.1	(1.4%)
Manzanillo	2.4	2.5	5.0%	65.7	72.4	10.1%
Total	1,632.4	1,580.8	(3.2%)	20,684.7	20,736.8	0.3%

Total Terminal Passengers (in thousands):

Airport	Sep-24	Sep-25	% Change	Jan - Sep 24	Jan - Sep 25	% Change
Guadalajara	1,408.5	1,412.3	0.3%	13,132.8	13,691.5	4.3%
Tijuana*	949.8	944.1	(0.6%)	9,290.2	9,475.2	2.0%
Los Cabos	426.1	405.5	(4.8%)	5,608.7	5,671.1	1.1%
Puerto Vallarta	334.0	342.6	2.6%	5,092.1	5,174.5	1.6%
Montego Bay	286.6	285.6	(0.3%)	3,897.1	3,847.2	(1.3%)
Guanajuato	255.4	249.4	(2.3%)	2,318.8	2,450.4	5.7%
Hermosillo	169.6	170.3	0.4%	1,575.3	1,650.5	4.8%
Kingston	137.8	137.4	(0.3%)	1,327.3	1,410.6	6.3%
Morelia	99.9	116.9	17.0%	948.4	1,093.4	15.3%
La Paz	91.7	101.5	10.7%	888.6	981.4	10.4%
Mexicali	70.1	95.1	35.8%	770.7	934.7	21.3%
Aguascalientes	79.5	75.8	(4.6%)	709.1	728.9	2.8%
Los Mochis	45.0	54.3	20.6%	418.1	529.0	26.5%
Manzanillo	10.3	11.1	7.9%	160.1	170.0	6.2%
Total	4,364.2	4,401.9	0.9%	46,137.3	47,808.4	3.6%

CBX users (in thousands):

Airport	Sep-24	Sep-25	% Change	Jan - Sep 24	Jan - Sep 25	% Change
Tijuana	283.4	262.7	(7.3%)	2,956.3	2,984.0	0.9%

Highlights for the month:

  Seats and load factors: The seats available during September 2025 increased by 1.3%, compared to September 2024. The load factors for the month went from 81.0% in September 2024 to 80.7% in September 2025.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Alejandra Soto Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx

Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx
+52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: October 3, 2025	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer